Exhibit 99.1

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

14 October 2004

Notification has been received today that as at the 11 October 2004, J.P. Morgan Chase & Co. through its subsidiary J.P. Morgan Securities Ltd, had increased its holding to 6.03% of the issued A share capital of the Company, represented by 18,589,012 A shares.

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Contact for queries: Paul Davies	01925 237051

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.